Exhibit 21.1

LIST OF SUBSIDIARIES

Rainmaker Services, Inc., a Delaware corporation

Rainmaker Service Sales, Inc., a Delaware corporation

Rainmaker Service Contract Sales, Inc., a Delaware corporation

Sunset Direct, Inc., an Idaho corporation

Rainmaker Systems (Canada), Inc., a Canadian federal corporation

Rainmaker Systems Limited, a Cayman Islands company

Qinteraction Philippines, Inc., a Philippine corporation